

03017093

NO ACT
P.E 1-27-03
1-143



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2003

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act 1934
Section 14A-8
Rule
Public Availability 3/14/2003

RE: General Motors Corporation
Incoming letter dated January 27, 2003

Dear Ms. Larin:

This is in response to your letter dated January 27, 2003 concerning the shareholder proposal submitted to General Motors by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bartlett Naylor
1255 North Buchanan
Arlington, VA 22205

CR



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

January 27, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2002 from Bartlett Naylor (Exhibit A) from the General Motors Corporation proxy materials for the 2003 Annual Meeting of Stockholders. The proposal would require annual disclosure by the board's audit committee of certain information regarding specific assumptions used by the Corporation with regard to the defined benefit pension plans and post-retirement medical plans that it sponsors, including the methodology for setting a variety of rates; the identity of, and fees paid to, any consultants retained during the past three years to advise GM regarding these assumptions; a five-year comparison between certain of these assumptions and actual experience; and a pro forma income statement excluding pension costs and income.

General Motors intends to omit the proposal under Rule 14a-8 on the grounds that the proposal relates to ordinary business operations under paragraph (i)(7). That paragraph provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." The operation of general employee benefit plans are generally deemed ordinary business. For example, in Lucent Technologies Inc. (November 19, 2002), the Staff issued a no-action letter with regard to a proposal requiring the company to disclose in its annual report information about the investment of pension assets, on the grounds of ordinary business "(i.e., general employee benefits"). In fact, the Staff has consistently held that proposals regarding employee retirement plans, and in particular proposals seeking additional disclosures pertaining to pension plans, are ordinary business operations under Rule 14a-8(i)(7). See, e.g., Boeing Company (March 6, 2000); E.I. DuPont de Nemours & Co. (February 9, 1998); Johnson Controls (January 12, 1998); USX Corp. (January 12, 1998).

Moreover, proposals that require details about the accounting methods used by a corporation are generally considered ordinary business and therefore excludable. See Otter Tail Corporation (January 13, 2003) (review of accounting treatment of goodwill in acquisitions is ordinary business); WorldCom, Inc. (April 4, 2002) (disclosure of customer billing disputes); The Mead

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Corporation (January 31, 2001) (liability projection methodology and evaluation of risk); BellSouth Corporation (January 22, 2001) (transfer of pension assets to operating income); General Electric Company (January 17, 2001) (accounting for funds in pension trust). This proposal would require disclosure of detailed, technical information—for example, not only the assumed rates for expected return on plan assets, discounts, compensation increases, and health care cost trends, but how such rates are set, including any historical data used in calculating the rates and how often these rates are reviewed. Such disclosure clearly would report part of the routine business operations of the company. In permitting the omission of proposals under section (i)(7), the proxy rules recognize that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Release No. 34-40018 (May 21, 1998). The mechanisms of determining assumptions used in managing employee benefit plans should be overseen by the Corporation's management rather than by stockholders.

Selection of consultants is also considered part of ordinary business. See International Business Machines Corporation (January 19, 1999) (executive compensation consultants); Bob Evans Farms, Inc. (June 27, 1997) (investment consultants); Capital Cities/ABC, Inc. (March 23, 1992) (expert consultants).

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2003 Annual Meeting of Stockholders.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Bartlett Naylor

(A)

RESOLVED, that shareholders of General Motors Corporation ("GM") urge the audit committee of the board of directors to report annually to shareholders on the following matters relating to defined benefit pension plans and post-retirement medical plans sponsored by GM:

1. Describe the methodology used in establishing the following assumptions (the "Assumptions"): (a) expected rate of return on plan assets, (b) discount rate, (c) rate of compensation increase, and (d) health care cost trend rate. For each Assumption, the discussion should include any historical data used in calculating the rate, and should disclose how often the Assumption is reviewed.

2. Identify each consultant retained to advise GM on any Assumption in the last three years, and disclose the fees (including fees related to services unrelated to GM's benefit plans) paid by GM to such consultant.

3. With respect to each Assumption except the discount rate, provide a comparison for each of the last five years between the Assumption and GM's actual experience (e.g., expected vs. actual returns).

4. With respect to each Assumption, provide a comparison for each of the last five years between the Assumption and the assumptions used by the peer group against which five-year cumulative return on GM's common stock is compared in GM's proxy statement (currently, Ford and DaimlerChrysler).

5. Provide a pro forma income statement that excludes net periodic pension cost or income.

SUPPORTING STATEMENT

Current accounting rules require companies to recognize on their income statement the cost associated with their defined benefit pension plans. If that cost is negative, income is added to the bottom line, despite the fact that such income is not available to the company to reinvest in the business or pay out as dividends. The pension cost or income is determined not by actual returns on plan assets but rather on expected returns, which may bear scant relationship to actual returns.

Since late 2001, increasing attention has focused on the ways that these pension accounting conventions distort reported income. An article in Business Week characterized pension accounting as a "chief financial officer's dream—and an investor's nightmare." ("The Pension Bomb," Feb. 18, 2002) Standard & Poor's, which began calculating a "core earnings" figure that excludes pension income, has stated that the "pension effect" must be examined in order to meaningfully assess a company's financial performance.

We believe GM's shareholders would benefit from more information about GM's pension plans and the assumptions that underlie GM's pension accounting. GM uses an expected rate of return of 10%, while 2001 returns were negative 6% and 2000 returns were 2% (Analyst's Accounting Observer). Experts such as Warren Buffett have warned that even the current 9.25% U.S. company average is too high. Additional disclosure regarding the methodology used to arrive at the assumptions and disparities between assumptions and actual experience will assist GM shareholders in evaluating the conservatism of GM's pension accounting and the quality of GM's reported earnings.

We urge shareholders to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 27, 2003

The proposal requests the company's audit committee to report annually on certain matters related to General Motors' defined benefit pension plans and post-retirement medical plans.

There appears to be some basis for your view that General Motors may exclude the proposal from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general employee benefits). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Jennifer Bowes
Attorney-Advisor